Translation

                                                     Role of Deeds No. 89/1996


                                   Recorded
                     in Frankfurt am Main on June 6, 1996

                       Before me, the undersigned notary

                                Klaus M. Kubel

                       with office in Frankfurt am Main

the following persons appeared today in the offices of the law firm Beiten Burkhardt Mittl & Wegener, MesseTurm, Friedrich-Ebert-Anlage 49, 60327 Frankfurt am Main, where the notary appeared at the request of the parties:

1. Mr. Konrad Ellegast, Oetgendorfer Landstr. 22, Hoisdorf, identifying himself by presenting his identity card no. 1251064032

2. Dr. Heiner Druke, attorney at law, with business address at MesseTurm, Friedrich-Ebert-Anlage 49, 60327 Frankfurt am Main, known personally

3. Mr. Gunter Zimmer, attorney at law, with business address at MesseTurm, Friedrich- Ebert-Anlage 49, 60327 Frankfurt am Main, identifying himself by presenting his German passport no. 3560250036D






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         with the request for notarization of the following:

                                      I.
                        Representation and Shareholding

1. The person appearing to 1. declared that in the following he is not acting in his own name, but for Phoenix Aktiengesellschaft, Hannoversche Strasse 88, 21079 Hamburg, registered in the Commercial Register of the Local Court Hamburg under HRB 3852, in his capacity as chairman of the management board and authorized representative on the basis of the power of attorney of the co-member of the management board, Mr. Burkhard Meister, with confirmation of representation of June 5, 1996, submitted in the original and attached to this Deed in certified copy. A certified extract of the Commercial Register of Phoenix Aktiengesellschaft dated May 20, 1996, reflecting the aforementioned representation rights, was submitted, which is hereby confirmed.

2. The person appearing to 2. declared that in the following he is not acting in his own name, but for AB 9607 Verwaltungs GmbH & Co. KG, registered in the Commercial Register of the Local Court Aschaffenburg under HRA 3273 on the basis of a power of attorney dated June 6, 1996, submitted in the original and attached to this Deed in certified copy. Certified copies of extracts of the Commercial Register of AB 9607 Verwaltungs GmbH & Co. KG dated May 28, 1996 and its general partner, AB 9607 Vermogensverwaltungs GmbH, Munich, HRB 112797, dated May 23, 1996, were submitted. Also submitted was the shareholders' resolution dated May 5, 1996 in which the signatory of the power of attorney, Hardy Myers, has been appointed as managing director of AB 9607 Vermogensverwaltungs GmbH, authorized to represent the company alone and the application for registration of such appointment with the Commercial Register of the notary Dr. Krause-Palfner dated June 5, 1996.

3. The person appearing to 3. declared that in the following he is not acting in his own name, but as authorized representative on the basis of a power of attorney dated June 6, 1996,

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         submitted in the original and attached to this Deed in certified copy, for Safety Components International, Inc., a U.S. corporation incorporated under the laws of the state of Delaware.

                                      II.

The persons appearing then requested the notarization of the following

                 Agreement concerning the Sale and Transfer of
                   all of the Shares in Phoenix Airbag GmbH

thereby referring to the Deed No. 88/96 of the undersigned notary of June 5/6, 1996 (hereinafter "Reference Deed").

The original of the Reference Deed was submitted today to the persons appearing who declared to have full knowledge of the content of the Reference Deed and its appendices including appendices thereof, to consent to the entire Reference Deed and to waive their right to have the Reference Deed read aloud and attached to this Deed. The lists, deeds and other appendices referred to in the following Agreement concerning the Sale and Transfer of all of the Shares in Phoenix Airbag GmbH are, to the extent they are not already attached to this Deed, contained in the Reference Deed and through the reference declared above become an integral part of this Deed and of the Agreement notarized herewith. To the extent this Agreement makes reference to attached appendices. the reference relates to the Reference Deed or, to the extent the appendix is attached to this Deed, to this Deed.


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                                     III.

                 Agreement concerning the Sale and Transfer of
                   all of the Shares in Phoenix Airbag GmbH

                                   Preamble

Phoenix Aktiengesellschaft has transferred in 1996 its business concerning the development, manufacture and sale of airbags for the automotive industry to Phoenix Airbag GmbH.

Phoenix Aktiengesellschaft intends to sell and transfer all of the shares in Phoenix Airbag GmbH.

Given this, the parties agree as follows:

Section 1. Interest in Company, Contribution Agreement, Loan Agreement, Lease Agreement and Service Agreement

(1) Phoenix Aktiengesellschaft, registered in the Commercial Register of the Local Court Hamburg under HRB 3852 ("Seller"), is the sole shareholder of Phoenix Airbag GmbH ("Company"), registered in the Commercial Register of the Local Court Hildesheim under HRB 2418. Seller holds the sole share in the Company in the nominal amount of DEM 1,500,000.-- (one million five hundred thousand). All cash contributions have been fully paid; all contributions in kind have been properly and fully made; no amount of the share capital has been repaid, not even hidden.

(2) Seller has transferred its business concerning the development, manufacture and sale of airbags for the automotive industry to the Company based on the agreement dated November 14, 1995 ("Contribution Agreement"). The Contribution Agreement in its new version dated June 5, 1996 as well as all appendices thereto are attached hereto as Appendix to Section 1 (2).

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(3) Seller has granted to the Company a loan which shall amount at the
Effective Date to DEM 3,460,000.-- (three million four hundred sixty thousand) in total ("Shareholder Loan"). A copy of the loan agreement is attached hereto as Appendix to Section 1 (3). Seller shall ensure that the Shareholder Loan amounts to DEM 3,460,000.-- at the close of business on June 28, 1996, that until the expiry of the Effective Date no changes as to the amount of the loan will occur and that proof as to the amount of the loan of DEM 3,460,000.-- will be provided to the Buyer at the close of business on June 28, 1996.

(4) Seller has concluded with the Company the Lease Agreements attached hereto as Appendix to Section 1 (4) A and B relating to the premises on the facilities of Seller at Hildesheim as well as the Service Agreements attached hereto as Appendix to Section 1 (4) C and D. The Lease Agreement attached as Appendix to
Section 1 (4) A and the Service Agreement attached as Appendix to Section 1 (4) C will terminate at the end of the calendar day preceding the Effective Date. The Lease Agreement attached as Appendix to Section 1 (4) B and the Service Agreement attached as Appendix to Section 1 (4) D shall become effective on the Effective Date.


A. Transfer of a Majority Interest in the Company

 Section 2 Sale and Transfer

(1) The Seller divides the share in the Company with a nominal amount of DEM 1.500.000,-- into two partial shares with a nominal amount of DEM 1.200.000,-- (80% of the nominal share capital) and DEM 300.000,- (20 % of the nominal share capital). The Company has approved of the division in the declaration attached hereto as Appendix Section 2 (1).

(2) Seller sells the share in the Company, valued at DEM 1.200.000, - -, referred to in Section 2 (1) of this Agreement as well as the Shareholder Loan referred to in Section 1 (3) of this Agreement to AB 9607 Verwaltungs GmbH & Co. KG ("Buyer") registered with the Commercial Register of the

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Local Court Aschaffenburg under HRA 3273 (Safety Components International,
Inc., the sole limited partner of Seller is not yet registered with its limited partnership unit in the amount of DEM 1,000.-- with the Commercial Register) and transfers the said share and Shareholder Loan, the latter by assumption of contract, to Buyer. The Company has approved the transfer of the Shareholder Loan in the declaration attached hereto as Appendix to Section 2
(2). The Buyer accepts the sale and transfer. The sale shall be effective in relation between the Parties as of January 1, 1996.

(3) The transfer of the share in the Company referred to in para 2 and the Shareholder Loan shall become effective as of the date of payment of the purchase price stated in Section 3 of this Agreement.

Section 3 Purchase Price, Payment of Purchase Price

The purchase price for the share in the Company and the Shareholder Loan sold and transferred pursuant to Section 2 para 2 of this Agreement amounts to an aggregate total of DEM 31,000,000.-- (Deutsche Marks thirty one million). The purchase price shall be paid on the Effective Date free of charge to a bank account designated by Seller.

Section 4 Profits

The profits for the current fiscal year of the Company which are for the benefit of the share sold under Section 2 para 2 shall be in full for the account of Buyer.

 Section 5 Opening Balance Sheet, Closing Balance Sheet

(1) The opening balance sheet of the Company as of January 1, 1996 ("Opening Balance Sheet") is attached to this Agreement as Appendix to Section 5 (1).


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(2) The Parties hereby instruct the Company to submit on or before August 31,
1996 a balance sheet of the Company as of the Effective Date ("Closing Balance Sheet"). The Closing Balance Sheet shall be established on the basis of generally accepted accounting principles and in accordance with the accounting and valuation principles underlying the Opening Balance Sheet and audited and certified jointly by BDO Deutsche Warentreuhand AG Wirtschaftsprufungs-gesellschaft and Price Waterhouse GmbH Wirtschaftsproufungsgesellschaft on the basis of the additional accounting and valuation principles to be agreed upon. Seller shall ensure, that BDO provides to Buyer a draft of the additional accounting and valuation principles by June 20, 1996, to the Buyer. The costs for the auditing of the Closing Balance Sheet shall be shared evenly by the parties. In case controversies relating to the contents of the Closing Balance Sheet cannot be amicably settled between the auditors and the Parties, each Party after one month of the submission of the Closing Balance Sheet may submit the points in dispute between the parties to the auditing company Deloitte & Touche GmbH. Deloitte & Touche GmbH shall decide on the points in dispute between the parties by way of an arbitrator's expert opinion based on the principles in Sentence 2 within a period of 10 weeks after submission of the Closing Date Balance Sheet to Deloitte & Touche GmbH. The decision of the arbitrator shall be final and binding on the parties. Each Party shall bear one half of the costs of the proceedings. The parties shall ensure that the representatives of the arbitrator have access to the premises of the Company and to the books and records which are necessary in order to perform the duties of an arbitrator.

 Section 6 Adjustment of Purchase Price

(1) In case the net book value shown in the Closing Balance Sheet binding on both parties shall be higher or lower than the net book value of DEM 5,000,000.-- shown in the Opening Balance Sheet, then an amount equal to the difference shall be due between the parties, as the case may be. The net book value shall equal the sum of the book values of (i) the fixed and current assets as well as deferred charges and prepaid expenses ( Section 266 para 2 A-C German Commercial Code) without considering loans to affiliated companies ( Section 266 para 2 A III 2 German Commercial Code), (ii) minus the profits for the period from January 1, 1996 until the

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Effective Date (Section 266 para 3 A V German Commercial Code), (iii) minus special reserves with an equity portion (Section 247 para 3 German Commercial
Code) and (iv) minus accrued and all current liabilities, including liabilities resulting out of shareholder loans, as well as deferred items (Section 266 para 3 B-D German Commercial Code).

(2) The amounts to be paid under para (1), shall be paid within one month after the submission of the Closing Balance Sheet or the decision rendered by the arbitrator according to Section 5 (2) of this Agreement. The amount to be paid shall bear interest at the rate of 2% (two percent) above the respective discount rate of the Deutsche Bundesbank for the period from the Effective Date until the date of payment.

Section 7 Guarantees

(1) Seller hereby gives the independent guarantee (Section 305 German Civil
Code) as of the date of conclusion of this Agreement as well as of the Effective Date that

(a) the statements made in Section 1 of this Agreement are correct, Seller may freely dispose of the share in the Company sold and transferred and the share in the Company is not encumbered with rights of third parties; and

(b) the Contribution Agreement mentioned in Section 1 para 2 herein in its version of June 6, 1996 has neither been changed nor amended and has been fully implemented; and

(c) with the exception of the partial share of Seller in the Company in the nominal amount of DEM 300,000.--, no corporate interests of any kind of third parties exist in the Company, especially no indirect participations (silent partnership, sub-participations), the Company is not obligated to acquire such interests, no options or other rights of third parties to acquire such interests or shares exist and the Company has concluded, neither with Seller nor with third parties,

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corporate agreements as well as cooperation agreements nor has the Company given letters of comfort in favor of other companies; and

(d) no shareholders' resolutions have been made which have not been registered in the Commercial Register of the Company, no side letters exist which relate in any way to the corporate structure and organization of the Company, except for the shareholders' resolution amending the Articles of Association dated June 6, 1996, attached hereto as Appendix to Section 7 (1) (d).

(2) Seller further hereby gives the independent guarantee (Section 305 German Civil Code) that

(a) the Opening Balance Sheet has been prepared in accordance with generally accepted accounting principles taking into consideration the principles of continuity and present a true and fair view of the net assets and the financial position of the Company;

(b) the fixed and current assets shown in the Opening Balance Sheet, a complete list of which is contained in Appendix to Section 7 (2) (b), reflect all fixed assets necessary for and used in the current business operations and the legal and economic title to these fixed and current assets was held by the Company, those assets were not encumbered with rights of third parties (except security rights in the ordinary course of business), and were not sold or transferred or obligations with regard to those assets were not entered into outside of the ordinary business activities and the fixed and current assets were, except for normal wear and tear, in good operational and well maintained condition for the appropriate use;

(c) the Opening Balance Sheet of the Company shows a capital surplus pursuant to Section 272 (2) item 4 German Commercial Code in the amount of DEM 3,500,00.--;

(d) the Opening Balance Sheet shows reserves set up in accordance with commercial law for all pension liabilities incurred up to that point in time, and indirect pension commitments and

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obligations, for example in the form of direct insurance, do not exist; all other pension commitments and obligations for which pursuant to commercial law an optionally accountable liability exists, especially previous commitments, are listed in full in Appendix to Section 7 (2) (d) according to the respective amount and the beneficiary;

(e) all current employees of the Company are listed by name, date of birth, gross monthly salary and/or hourly wage, begin of employment with the Company in Appendix to Section 7 (2) (e);

(f) all collective bargaining agreements, shop agreements or other collective labor agreements which the Company has entered into or is subject to as well as obligations of the Company resulting from standard practice in an amount exceeding DEM 100,000.-- annually are listed in Appendix to Section 7 (2) (f);

(g) Seller, with respect to the business for the development, the production and the sale of airbags for the automotive industry, or the Company in the two years prior to the signing of this Agreement, was neither a party in proceedings before courts, especially in connection with product liability, or before administrative agencies, nor a party in proceedings before a court of arbitration involving amounts in litigation exceeding DEM 10,000-- in the individual case;

(h) all current and future employees of the Company and/or its legal successor are entitled to be insured by the health insurance fund of Phoenix Aktiengesellschaft, public law corporation, under the same conditions as the employees of Seller.

(3) Seller further gives the independent guarantee (Section 305 German Civil
Code) that during the period from January 1, 1996 until the Effective Date

(a) the business of the Company has been continued in accordance with ordinary business principles and no extraordinary transactions have been made, especially not with employees or representative bodies of the Company;

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(b) the business purpose and the contents of the business activities of the
Company have not materially changed compared with the activities of the preceding fiscal year, when the business of the Company was conducted by Seller;

(c) the fixed and current assets of the Company have been maintained and supplemented in the ordinary course of business, no rights, including contractual rights, of Seller, its affiliated companies or third parties exist with respect to the fixed and current assets of the Company (except security rights in the ordinary course of business), and new pension obligation have been entered into only to the extent usual in the past;

(d) no extraordinary events have occurred or are threatened, no obligations have been entered into or dispositions were made which could adversely affect the present or future business activities, the fixed or current assets or the financial results of the Company;

(e) no distribution of profits, including advance or constructive dividends, were made nor, except in the ordinary course of business, were hidden reserves dissolved;

(f) the activities of the Company were limited to the purpose stated in the Articles of Association and no other activities took place;

(g) all taxes owed, including advance tax payments, social security contributions and other public charges of any kind owed by the Company were paid when due, or - to the extent not yet due - adequate reserves have been established therefor in the Closing Date Balance Sheet;


(h) the Company has incurred no liabilities, except those incurred in the ordinary course of business;


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(i) the Company has made all payments due to its current and former employees, especially wages and salary payments, remuneration for overtime and bonus payments, or - to the extent not yet due - adequate reserves have been established therefor in the Closing Balance Sheet;

(j) the Company has maintained for each of its employees a proper personnel file, withheld or paid all taxes, especially income tax and unification surcharge as well as insurance contributions to the national pension insurance (including the employee's contribution) and to the national or private health insurance (including the employee's contribution) and has maintained proper records of the payments and deductions mentioned above;

(k) the Company has not violated applicable individual or collective labor provisions or agreements;

(i) the services paid pursuant to the Service Agreement attached as Appendix to Section 1 (4) C have actually been rendered and this is properly documented in the books of the Company;

(4) Seller further hereby gives the independent guarantee (Section 305 German Civil Code) as of the Effective Date as far as not disclosed in Appendix to
Section 7 (4) or otherwise in this Agreement that

(a) the Company is not bound to any agreements with Seller or persons or enterprises directly or indirectly affiliated with Seller or, except for the employment agreements with the employees listed in Appendix to Section 7 (2)
(e), with employees of the Company;

(b) the Company is not bound to any agreements with managing directors, employees, advisors or other persons or enterprises providing for a yearly compensation exceeding DEM 120,000,-- gross, or providing for a bonus based on sales or profits, the Company is not bound to any employment, service or other agreement with the managing directors Meinhard Liebing and Dr. Ernst Roehl, and no agreements with representatives or similar contractual relationships exist,

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whose termination could trigger compensation claims pursuant to Section 89 b
German Commercial Code;

(c) the Company is not bound to lease agreements or other agreements providing for a term exceeding one year or in each individual case providing for yearly expenses of the Company exceeding DEM 200,000.--gross;

(d) the Company is not bound as licensor or licensee to agreements relating to industrial property rights or non-protected know-how;

(e) the Company is the true owner or, to the extent listed in Appendix to
Section 7 (4) (e), co-owner of all patents, patent applications, marks or other industrial property rights except for the Phoenix wing rhombus used in its business activities and necessary for the continuation of the business as it is currently conducted, no encumbrances or other third party rights to such patents, patent applications, marks or other industrial property rights exist and Appendix to Section 7 (4) (e) contains a complete list of such patents, patent applications, marks or other industrial property rights; such patents, patent applications, marks or other industrial property rights, with the exception of the Phoenix wing rhombus, are in full force and effect; to the knowledge of Seller and the managing directors of the Company, (i) neither infringements of third parties on such rights have taken place or are to be expected (ii) nor for other reasons the exposure of the cancellation or the revocation of such rights exists, (iii) through such rights or their use no industrial property rights of third parties are violated; and that the aforementioned rights are secured in such a way that all fees due have been paid and all other measures necessary for the support and maintenance of the industrial property rights have been taken in full and on time; the Company has the right to all inventions by employees used in its business activities and necessary for the continuation of the business as it is currently conducted and all payment obligations to employees entitled to such payment have been met;


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(f) the Company is not bound to agreements which may be terminated, changed or amended by third parties due to the sale and transfer of the shares in the Company;

(g) the Company holds all public permits and licenses necessary for the continuation of its business as it is currently conducted, those permits and licenses have not been withdrawn or revoked and there are no circumstances to believe that those permits and licenses may be withdrawn or revoked, and neither the business activities of the Company nor its products violate these permits or licenses or respective applicable regulations or orders of authorities and the business activities of the Company are conducted in compliance with those permits and licenses as well as with other legal provisions;

(h) the Company is neither a party in proceedings before courts or administrative agencies nor a party in proceedings before an arbitration board involving amounts in litigation exceeding DEM 10,000-- in the individual case nor are such proceedings threatened pursuant to the best of Seller's knowledge and the managing directors of the Company;

(i) the Lease Agreement attached hereto as Appendix to Section 1 (4) A and the Service Agreement attached hereto as Appendix to Section 1 (4) C have been terminated on the Effective Date and the Lease Agreement attached hereto as Appendix to Section 1 (4) B and the Service Agreement attached hereto as Appendix to Section 1 (4) D are in full force and effect on the Effective Date; and

(j) all insurance policies common for the business of the Company exist and are listed in Appendix to Section 7 (4) (j) and the insured is not in arrears with payment of the insurance premiums;

(k) the agreements attached as Appendix to Section 7 (4) (k) between the Company on one side and Adam Opel AG, Vauxhall Motors Ltd.; General Motors Espana S.A. and General Motors Continental as well as Petri AG, MST Automotive GmbH and Polcotex Sp.zo.o. respectively on the other side are not terminated, no breaches of contract with regard to these agreements exist

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and Seller is not aware of any circumstances which could lead to a termination of one or more of such agreements;

(l) the Company has not entered into any agreements or conducts or conducted business activities which violate German or European Community competition law;

(m) with the exception of the Shareholder Loan transferred from Seller to Buyer pursuant to Section 2 para 2 of this Agreement, no loans or any other obligations of the Company vis-a-vis Seller or its affiliates (Section 15 German Stock Corporation Act) exist and no loan obligations or claims resulting from loans vis-a-vis third parties exist;

(n) to the best knowledge of the Company or the managing directors of the Company, no claims against the Company arising out of product liability exist;

(o) the premises (land and buildings) used by the Company as well as all other operational facilities are free from pollution including soil, water, air as well as all other kinds of pollution, for the clean-up of which claims could be asserted against the Company; the business activities of the Company do not cause soil, water, air or any other pollution, due to which claims against the Company to clean up or to refrain from polluting could arise; the Company on the Effective Date as well as in the past has observed all environmental laws, provisions and regulations; the fresh water supply and the disposal of waste water as well as of the emissions in the form of gas and solids and of waste is ensured in full for the current business activities;

(p) no guarantees or other guarantee obligations as well as recourse obligations of the Company vis-a-vis Seller or its affiliated companies or third parties exist, and neither Seller nor its affiliated companies nor third parties have issued guarantees or other securities of any kind in favor of the Company;


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(q) the Cash-Pooling Agreement between Seller and the Company dated December
22, 1995 has been terminated and no payment claims by either party arising therefrom exist.

Section 8 Remedies

(1) In case one or more of the independent guarantees stated in Section 7 of this Agreement are partly or entirely incorrect, Buyer, at its discretion, may either adequately decrease the purchase price or demand compensation in cash for damages, provided Buyer has requested Seller in writing to put Buyer within ten calendar days following the receipt of the written request in the position Buyer would be in case the independent guarantees would have been correct and the aforesaid period, for whatever reason, has elapsed without Seller complying with such request.

(2) In case one or more of the independent guarantees stated in Section 7 of this Agreement shall be partly or entirely incorrect, Buyer may partly or entirely abstain from requesting a decrease of the purchase price but instead request Seller that the Company shall be put in the position the Company would be in, in case the independent guarantees would have been correct.

(3) The claims of Buyer pursuant to Section 8 (1) and (2) of this Agreement may be asserted only if they exceed in the individual case the amount of DEM 20,000, --. The limit of DEM 20,000.-- contained in the aforegoing sentence shall not hinder the assertion of claims in order to interrupt the statute of limitation pursuant to Section 11 (3) of this Agreement. The claims of Buyer are limited to the total aggregate amount of 30% of the purchase price stated in Section 3 of this Agreement. The restrictions under sentence 1 and 2 do not apply in the case the claims of Buyer are based on a breach of the independent guarantees given under Section 7 para 1.

(4) The claims of Buyer do not depend on fault on the part of Seller, its representatives or agents. Section Section 460, 464 German Civil Code are excluded; this shall also apply to an analogous application of such provisions. The claims may be asserted only as far as the disadvantages of Buyer or the Company are not compensated by the adjustment of the purchase price according to

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Section 6 of this Agreement or have been or may be compensated by dissolution of reserves shown in the Closing Balance Sheet.

Section 9 Indemnification

If one or more of the independent guarantees given in Section 7 of this Agreement is incorrect in whole or in part and if for this reason claims against the Company arise, Seller shall indemnify the Company therefrom upon first demand. The same shall apply to claims against the Company arising out of legal relationships of Seller entered into prior to January 1, 1996. To the extent that Seller indemnifies the Company, the rights of Buyer pursuant to
Section 8 paras (1) and (2) cease to exist.

Section 10 Defense against Claims

(1) Buyer is obligated to inform Seller in writing without delay in case third parties have asserted or threatened any claims against Buyer or the Company which might lead to a liability of Seller pursuant to Section 8 of this Agreement. Buyer shall submit to Seller all necessary and appropriate documents and shall give all necessary and appropriate information and as well as access to the books and records of the Company as far as this is necessary in order to evaluate the justification of the asserted or threatened claims.

(2) The Parties shall agree on the defense against the claims referred to in para 1. Seller shall be given adequate opportunity to participate in the defense against those claims. Buyer agrees to allow Seller to carry out the defense in its own name and on its own account in case Buyer for whatever reason shall not be prepared to carry out the defense against those claims and a defense against those claims does not adversely affect the justified business interests of Buyer.

Section 11 Statute of Limitation


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(1 ) All claims of Buyer based on the incorrectness of an independent guarantee contained in Section 7 if this Agreement shall be barred as far as not provided otherwise in para 2 within six months following the date Buyer shall have become aware of the incorrectness of an independent guarantee, at the latest within two years after the Effective Date.

(2) The claims of Buyer based on the incorrectness of an independent guarantee stated in Section 7 paras 1 (a) and (b) of this Agreement shall be barred within five years after the Effective Date. Claims regarding tax liabilities shall be barred after the expiry of one year after the assessment (including the corrective assessment based on an investigation by tax authorities) for the time period until the Effective Date has become final and non-appealable; this shall not apply in cases of tax evasion or fiscal evasion for failure to take due care, in which case the statutory period of limitation shall apply.

(3) The statute of limitation shall be interrupted by the first written assertion of claims against Seller.

Section 12 Covenant not to Compete

(1 ) Seller agrees not to directly or indirectly compete with the Company on the relevant geographic product markets on which the Company has been active at the time of the execution of this Agreement for a period of three years following the Effective Date.

(2) Seller represents and warrants that all enterprises in which it holds a controlling interest at the time of the execution or following the execution of this Agreement shall comply with the obligation not to compete set forth in para 1.

Section 13 Amendment of the Articles of Association


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(1) The Seller shall immediately after execution of this Agreement amend the articles of association of the Company in the form attached hereto as Appendix to Section 13 (1) and shall ensure that these amended Articles of Association are filed with the Commercial Register by the Effective Date at the latest. The parties are bound by the terms of the Amended Articles of the Association as of the Effective Date. After the Effective Date, amendments to the Articles of Association shall be possible with the majority requirements stipulated in the Amended Articles of Association.

(2) The share in the Company held by the Seller is not entitled to dividends.

(3) Seller is aware that Buyer, after this Agreement has become effective, intends to merge the Company with itself on or before December 31, 1996 pursuant to the German Merger Act. In view of this, Seller herewith waives its right pursuant to the German Merger Act to request a merger report pursuant to
Section 8 para 3 German Merger Act, the presentation and performance of an audit of the merger report pursuant to Section Section 47, 48 German Merger Act and the complaint against the effectiveness of the resolution consenting thereto. Seller shall further be obligated to repeat these waivers stated above in a separate deed in the form necessary for the intended merger. After the registration of the merger in the Commercial Register, Seller, instead of its current position as owner of the partial share referred to in Section 2 para (1), shall be a limited partner with 20% of the limited fixed partnership's capital, whereby the 20% share shall not exceed the amount of DEM 300,000.--, in the aforementioned limited partnership having the rights and obligations set out in the draft of the limited partnership agreement attached hereto as Appendix Section 13 (3). Buyer shall determine the nominal amount of the limited partnership interest of Seller. To the extent that the capital contribution of Seller has not been made within the meaning of Section 171 German Commercial Code at the time the merger becomes effective, Seller shall indemnify Buyer in case of claims of creditors of the limited partnership or of the bankruptcy receiver in the amount of its liability pursuant to Section171 German Commercial Code. Seller shall be obligated to make all declarations and perform all acts necessary to execute the merger and to enable its registration in the respective Commercial Registers. After the registration of the merger, amendments to the limited

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




partnership agreement shall be possible with the majority requirements stipulated in the draft attached hereto as Appendix to Section 13 (3).

(4) As of January 1, 1999, the Company and/or its legal successor shall no longer have the right to use the name "Phoenix" as part of the company name and to use the name "Phoenix" in busineSection Buyer and Seller shall be obligated to resolve in a shareholders' meeting the corresponding change of the name of the Company and/or its legal successor, whereby for the determination of the new company name a majority of 75% of the voting capital is necessary. Buyer shall guarantee that after the merger of the Company with Buyer, its majority shareholders will fulfill the aforementioned obligations to change the company name. This shall apply to the Phoenix wing rhombus mutatis mutandis.

B. Transfer of the Minority Share of the Company

Section 14 Sale and Transfer

(1) Seller sells the partial share in the Company, in the nominal amount of DEM 300,000.-- referred to in Section 2 para 1 of this Agreement to the Buyer and assigns the share to the Buyer. Buyer accepts such sale and transfer. The sale and transfer shall become effective as of December 31, 1998. The profits for the current business year of the Company which are for the benefit of the partial share in the nominal amount of DEM 300,000.-- shall belong to Buyer. The parties agree that in case of the execution of the intended merger of the Company with a limited partnership in the legal form of a limited partnership with a GmbH as general partner (GmbH & Co. KG) (Section 13 (3) of this Agreement), Buyer acquires the limited partnership interest taking the place of the partial share in the Company, sold and assigned in this paragraph, effective as of December 31, 1998; however, the transfer of legal title shall be effective not earlier than upon the registration of the legal succession to the legal title in the Commercial Register. Seller shall be obligated to make all declarations and to carry out all acts necessary or appropriate in connection

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




with the transfer of the above-mentioned limited partnership interest and its registration in the Commercial Register.

(2) A transfer as of the expiry of December 31, 1998 shall not take place if cumulatively the following conditions are fulfilled: (i) Buyer, due to the provision contained in Section18 para (2) of this Agreement, was not obligated to provide a bank guaranty on first demand (ii) the parties shall not reach agreement on or before December 31, 1998, on the amount of the turnover within the meaning of Section 16 of this Agreement for the year 1997 and/or on the amount of the turnover for the first six months of 1998, and the diverging opinions concerning the amount of the turnover for the year 1997 differ by more than DEM 17,000,000.-- and/or the diverging opinions concerning the turnover for the first six months of 1998 differ by more than DEM 11,500,000.--. If there is neither agreement regarding the turnover for the year 1997 nor regarding the turnover for the first six months of 1998, both minimum amounts for the diverging opinions have to be met in order for the transfer not to take place on the expiry of December 31, 1998.

If the above conditions are fulfilled and no transfer of legal title has to take place on December 31, 1998, the transfer between the parties with effect as of December 31, 1998 has to take place immediately after the determined second and/or third installments of the Additional Purchase Price have been paid.

Section 15 Purchase Price, Payment of Purchase Price

(1) The purchase price for the share transferred under Section 14 para 1 of this Agreement or, in case of a merger, the future limited partnership interest, shall be, to the extent nothing else is provided for in para 3, DEM 11,500,000.-- (Deutsche Marks eleven million five hundred thousand - "Additional Purchase Price"). The Additional Purchase Price is based on the assumption that the Company will achieve in the year 1996 turnover revenues of at least *, in the year 1997 at least *, and in the year 1998 at least

* For purposes of calculating the turnover of the Company, Section 16 of this Agreement applies.

* SUCH INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE
  SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT FOR SUCH INFORMATION IS BEING REQUESTED PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(2) The Additional Purchase Price is to be paid, in so far as nothing else is provided for under para 3, in 3 equal installments each equal to DEM 3,833,333.--. The first installment is due on April 30, 1997, the second installment on April 30, 1998 and the third installment on April 30, 1999. The Additional Purchase Price is not subject to interest. The exercise of the right of retention as well as the set-off against the Additional Purchase Price by Buyer shall be excluded.

(3) To the extent the Company does not achieve the turnover revenues in the years 1996 through 1998 as specified in para 1, then the installments of the Additional Purchase Price shall be calculated as follows:

(a) If the Company achieves for a particular year less than 80% of the turnover revenues set forth in para 1, then no installment payment is required for that year. The Additional Purchase Price shall be decreased accordingly.

(b) To the extent the company achieves between 80 and 100% of the turnovers specified in para 1, then the installment for that particular year shall be decreased accordingly pursuant to the relation between the turnover revenues specified in para 1 to the actual achieved turnover revenue. The Additional Purchase Price shall be decreased accordingly.

(4) To the extent that the Company pursuant to Section19 of the Articles of Association attached hereto as Appendix to Section 13 (1) demands and/or after the merger of the Company with Buyer, the shareholders' meeting of Buyer pursuant to Section 12 of the Articles of Association attached hereto as Appendix to Section 13 (3) resolves that the partial share referred in Section 2 para (1) and/or the limited partnership interest taking its place shall be transferred to Buyer and/or the majority shareholder of Buyer, the compensation to be made to Seller pursuant to the corresponding articles of association shall be considered effected by the payment of the Additional Purchase Price owed pursuant to Section 15 of this Agreement. Under the condition that Buyer pays to Seller the Additional Purchase Price pursuant to the provisions of this Agreement, Seller hereby waives vis-a-vis the Company and/or vis-a-vis Buyer the aforementioned transfer claim.

Section 16 Turnover of the Company

(1) The turnover of the Company, to the extent nothing else is provided for in para 2 and 3, shall be calculated according to Section 277 para 1 German Commercial Code.

(2) To the turnover of the Company calculated according to para 1 shall be added the full turnover of the Buyer and its affiliated companies as well as of the companies in which Buyer has at least a 10% share of the capital or voting rights which has been achieved with Petri AG, MST Automotive GmbH and Adam Opel AG as well as with affiliates of Adam Opel AG from the sale of airbags or the turnover achieved from the sale of airbags under the agreements or offers and follow-up agreements listed in Schedule to Section 16 (2) A. The addition to be made pursuant to sentence 1 shall not apply to the extent the turnover achieved by the Buyer and its affiliated companies as well as by the companies in which Buyer has at least a 10% share of the capital or voting rights was achieved under the agreements or offers and follow-up agreements listed in Schedule to Section 16 (2) B. To the extent the aforementioned parties submitted competing offers, the turnovers thus achieved shall be attributed to the Company as turnover for the purposes of the determination of the basis for the assessment the Additional Purchase Price only, to the extent as the offers of the Company were accepted.

(3) To the turnover of the Company calculated according to para 1 shall be further added the turnover of the Company between the time period from January 1 until February 28, 1999, to the extent these revenues are based on deliveries which have been made prior to February 28, 1999, which either (i) based on the agreement with customers, should have been made in the year 1998, or (ii) are based on orders for which capacities have been reserved for the year 1998 pursuant to delivery dates agreed upon with the customers of the Company. The terms in para 2 apply mutatis mutandis.

(4) The Buyer shall see that the Seller shall be granted on request within reasonable limits and during ordinary business hours the opportunity, at the expense of Seller, to have the books and records of the Company of Buyer and its affiliates inspected during ordinary business hours by advisors who are subject to professional secrecy obligations and, at the expense of Seller, to make the necessary and appropriate copies of such documents as far as it is necessary to check the turnover of the company pursuant to para 1 as well as the turnover of the Buyer and its affiliated companies pursuant to para 2 and para 3. The Buyer agrees to cooperate as far as possible with the Seller and its advisors, in order to enable the auditing of the aforementioned turnovers.

(5) In case controversies relating to the turnovers under para 1 and para 2 cannot be amicably resolved within six weeks after the 30th of April of each calendar year in which the Additional Purchase Price is payable, each party may submit the points in dispute between the parties to the auditing company Deloitte & Touche GmbH. Deloitte & Touche GmbH shall decide on the points in dispute between the parties by way of an arbitrator's expert opinion based on the principles contained in this Section 16 paras (1) - (3) within a period of 10 weeks after submission of the points in dispute to Deloitte & Touche GmbH. The decision of the arbitrator shall be final and binding on the parties. Each Party shall bear one half of the costs of the proceedings. The parties shall ensure that the representatives of the arbitrator have access to the premises of the Company and to the books and records which are necessary in order to perform the duties of an arbitrator.

Section 17 Guarantees of Seller

The Seller gives the independent guarantee (Section 305 German Civil Code) as of the execution of this Agreement and as of the Effective Date as well as of the time when the transfer of the share and/or the limited partnership interest taking its place pursuant to Section 14 para 1 of this Agreement becomes effective, that the Seller holds free and clear title of the transferred share and/or the limited partnership interest taking its place with the exception of the restrictions on the transfer set forth in the Articles of Association and in the Limited Partner Agreement, respectively, and that such share is not encumbered by any rights of third parties. Section 8 and Section 11 para 2 of this Agreement apply mutatis mutandis.

Section 18 Guarantees of Safety Components International, Inc. and Obligation to provide a Bank Guaranty

(1) Safety Components International, Inc. guarantees vis-a-vis Seller that Buyer shall comply with an obligation to pay the Additional Purchase Price (Section 15 of this Agreement).

(2) Safety Components International, Inc. shall be obligated vis-a-vis Seller to provide a bank guaranty payable at first demand in the amount of DEM 6,000,000.-- on or before August 30, 1997, if the turnover to be determined pursuant to Section 16 of this Agreement for the entire business year 1996 and the period January 1 until June 30, 1997 amounts to at least DEM 87,875,000.--. If a turnover in such amount is not achieved, Safety Components International, Inc. shall not be obligated to provide a bank guaranty payable at first demand in the amount of DEM 6,000,000.--.

(3) The bank guaranty payable at first demand shall contain a provision pursuant to which the bank guaranty is terminated if the turnover revenues determined pursuant to Section 16 of this Agreement for the business year 1997 do not amount to at least DEM 54,560,000.--.

(4) Further, the bank guaranty shall contain a provision pursuant to which the guaranteed amount of DEM 6,000,000.-- will be reduced to DEM 3,000,000.-- with payment of the second installment of the Additional Purchase Price pursuant to
Section 15 para (2) of this Agreement.

C. General Provisions

Section 19 Effectiveness of Agreement, Effective Date

(1) This Agreement - with the exception of the provisions of Section Section 5
(2) and 21 of this Agreement - shall become legally effective on the first day of the calendar month (condition precedent) after the conditions set forth below have been satisfied or the Parties have agreed to another fixed day ("Effective Date"):

(a) The supervisory board (Aufsichtsrat) of Phoenix AG has given its consent to the conclusion of this Agreement.

(b) The board of directors of Safety Components International, Inc. has given its consent to the conclusion of this Agreement.

(c) Mr. Meinhard Liebing is no longer managing director of the Company and Buyer has received written evidence thereof.

(d) Also Vauxhall Motors Ltd., General Motors Espana S.A. and General Motors Continental have consented in a legally effective way to the transfer of the agreement between the Company on the one hand and Adam Opel AG, Vauxhall Motors Ltd., General Motors Espana S.A. and General Motors Continental on the other hand.

(e) The parties to this Agreement have agreed on the accounting and valuation principles to be drawn up jointly by BDO Deutsche Warentreuhand AG Wirtschaftsprufungsgesellschaft AG and Price Waterhouse GmbH
Wirtschaftsprufungsgesellschaft on which the Closing Balance Sheet shall be based.

(f) The Schedules to Section 16 (2) A and Section 16 (2) B have been exchanged by Buyer and Seller.

(2) In case this Agreement shall not have become effective on or before July 1, 1996 it shall be considered null and void. In case this Agreement shall not become effective, no Party may assert any claims against the respective other Party irrespective of the legal justification, which directly or indirectly relates to the fact that this Agreement has not become effective.

Section 20 Limitation of Liabilities

Buyer may not assert against Seller, as far as not expressly provided otherwise in this Agreement, any claims, irrespective of whether they arise out of the breach of contractual, precontractual or statutory obligations provided, however, Seller, its representatives or agents have not acted intentionally or grossly negligent.

Section 21 Confidentiality, Press Statements, Information Rights

(1) The Parties agree to keep the contents of this Agreement, in particular the amount of the purchase price, strictly confidential and shall not give third parties access to such information. This shall not apply, however, as far as the Parties are obligated based on statutory laws and regulations to disclose the contents of this Agreement.

(2) The Parties shall fully coordinate all public statements concerning the execution of this Agreement.

(3) Seller shall ensure that following the execution of this Agreement, the Company shall grant Buyer and its representatives and agents during the usual business hours unrestricted access to the business premises of the Company, access to the books and records of the Company as well as access to all employees of the Company in order to allow Buyer to further assess the legal technical and economic position of the Company. Seller shall further ensure that the Company shall inform Buyer on a current basis about all significant business transactions of the Company.

(4) Seller shall be obligated to keep strictly confidential and not give third parties access to all information known by it regarding the business activities of the Company or which it will receive in the future due to the exercise of the information rights contained in this Agreement or due to its position as minority shareholder of the Company and/or future limited partner. This shall not apply as far as Seller is obligated to disclose due to statutory laws and regulations.

Section 22 Access to Books and Records

(1) Buyer shall ensure that Seller and its affiliates shall be granted on request within reasonable limits and during ordinary business hours the opportunity, at the expense of Seller, to have the books and records of the Company Seller inspected by advisors who are subject to professional secrecy obligations and, at the expense of Seller, to make the necessary and appropriate copies of such documents as far as this is necessary to properly and timely comply with their obligations of applicable tax and other laws and regulations.

(2) Seller shall ensure that Buyer and its affiliates shall be granted on request within reasonable limits and during ordinary business hours the opportunity, at the expense of Buyer, to have the books and records of Seller inspected with respect to the airbag business unit sold and transferred pursuant to this Agreement by advisors who are subject to professional secrecy obligations and to make the necessary and appropriate copies of such documents at the expense of Buyer.

Section 23 Notarial Fees

The notarial fees arising out of the execution and performance of this Agreement, shall be borne by Buyer.

Section 24 Severability, Written Form, Jurisdiction, Applicable Laws

(1) In case any provision of this Agreement shall be invalid or cannot be performed, the validity of all other provisions of this Agreement shall not be affected thereby. The Parties agree to cooperate in order to replace the provision which is invalid or cannot be performed by a provision which is valid and may be performed and which corresponds to the economic intentions on which the provision which is invalid or cannot be performed was based.

(2) Amendments or supplements to this Agreement require the written form, unless there is a statutory requirement for a stricter form. This shall also apply to the waiver of this written form requirement.

(3) The courts of Frankfurt/Main shall have exclusive jurisdiction.

(4) This Agreement shall be subject to the laws of the Federal Republic of Germany.

                            Instructions of Notary

1. The notary has informed the persons appearing that it is a precondition for the acquisition agreed upon today that Seller is the rightful owner of the transferred shares. The law does not provide for a bona fide acquisition of shares.

2. The notary has instructed the persons appearing that pursuant to legal provisions, Buyer and Seller are jointly liable for due but unpaid contributions to the transferred shares and contributions in kind not made in full at the time of the notice of the transfer of shares to the Company.

3. Further, the notary informed that property transfer tax becomes due if all shares in the Company are transferred and if the Company owns real estate. The person appearing to 1. declared that the Company does not own real estate.

4. The notary informed about the provision ofSection 16 para 1 German Limited Liability Companies Act.

The above Deed was read aloud to the persons appearing, approved by them and signed by them and the notary in their owns hands as follows:

[signatures]